20008939

ION

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SEC Mail Processing
MAR 10 2020
Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69829 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Annexus Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16767 N. Perimeter Dr., Suite 230
(No. and Street)

| Scottsdale | AZ | 85260 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Lepore — 480-321-8992 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

| 801 Nicollet Mall, West Tower, Ste. 1100 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Public*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kenneth Lepore, Chief Compliance Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Annexus Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer
Title

Notary Public

Stacy McKinley
Notary Public - Arizona
Maricopa County
My Commission Expires
January 7, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****Public***

**Annexus Securities, LLC**

Statement of Financial Condition

December 31, 2019

---

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

---

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

CONTENTS

RSM

RSM US LLP

## Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Annexus Securities, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Annexus Securities, LLC (the Company) as of December 31, 2019. and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
February 24, 2020

ANNEXUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

| | |
|---|---|
| Cash | $ 197,556 |
| Prepaid expenses and other assets | 21,452 |
| TOTAL ASSETS | $ 219,008 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Due to related parties | $ 54,704 |
| TOTAL LIABILITIES | 54,704 |
| MEMBER'S EQUITY | 164,304 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 219,008 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Annexus Securities, LLC (the "Company") is an Arizona limited liability company, which is wholly owned by Annexus Holding LLLP ("Holdings"), an Arizona limited liability limited partnership.

The Company was formed in 2016 to provide innovative retirement solutions to individuals. The products that the Company intends to sell remain in development and therefore, no revenue has been recognized by the Company since inception. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 (k)(2)(i) of the United States Securities and Exchange Commission ("SEC"). The Company operates as a securities broker-dealer, marketing registered annuities and other investment products to its wholesaler clients. The Company is headquartered in Scottsdale, Arizona.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying Statement of Financial Condition is presented on the accrual basis of accounting, in conformity with GAAP.

### Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

### Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Expense Sharing Agreement

The Company is part of an expense sharing agreement with Annexus Management Company, LLC ("Management") such that certain general and administrative expenses are allocated to the Company primarily based on the proportion of employee headcount and resources utilized. All appropriate allocations have been made for the year ended December 31, 2019 and are included in the accompanying Statement of Financial Condition.

### Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member.

The Company's results of operations for the year ended December 31, 2019, are included in Holdings federal income tax return. For state income tax purposes, the Company's results of operations are included in Holdings state income tax return. The Company does not have a formal tax sharing agreement in place with Holdings for 2019.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying Statement of Financial Conditon. The Company is subject to federal and state income tax examinations for taxable years since inception.

### Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2019 and February 24, 2020, the date the Company's Statement of Financial Condition was issued, for possible recognition or disclosure in the Statement of Financial Condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company intends to engage in various marketing and wholesaling activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company's policy is periodically to review the credit standing of each issuer.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

During 2019, Management paid various expenses on behalf of the Company. These management fees are described in detail in Note 2 under the expense sharing agreement and relate to general and administrative expenses. As of December 31, 2019, net payable to Management totaled $54,704.

Effective January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842). The Company leased office space in Scottsdale, Arizona from an affiliated company under a cancelable operating lease that was set to expire on July 31, 2023. The Company capitalized a right-of-use asset and lease liability of $85,483 each as of January 1, 2019. Effective November 30, 2019, the Company terminated the lease and wrote-off the remainder of the right-of-use asset and the lease liability. The Company has no other outstanding lease contracts and expenses related to occupancy after November 30, 2019 are allocated to the Company by Management through the expense sharing agreement.

## NOTE 5 - COMMITMENTS AND CONTINGENCIES

From time to time the Company is involved or may be involved in legal proceedings, the outcome of which is uncertain, but are not considered to have a material effect on the Statement of Financial Condition.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had regulatory net capital of $142,852, which was $137,852 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 38%.